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                                                                    EXHIBIT 99.2

[CAMPBELL LOGO]               CAMPBELL RESOURCES INC.


                                  PRESS RELEASE
                              For immediate release


                   CAMPBELL RESOURCES ANNOUNCES COMPLETION OF
                 CORPORATE REORGANIZATION FOR MSV RESOURCES AND
                          SALE OF THE CHEVRIER PROPERTY


MONTREAL, NOVEMBER 12, 2007 -- CAMPBELL RESOURCES INC. (THE "CORPORATION") ("CAMPBELL") (TSX: CCH, OTC BULLETIN BOARD: CBLRF) hereby announces that a corporate reorganization contemplated under the plan of arrangement of MSV Resources Inc. ("MSV"), approved by its creditors and sanctioned by the Quebec Superior Court in June 2006 (the "Plan of Arrangement"), involving MSV, 1329498 Alberta Ltd. and other affiliates of the Corporation shall be completed in the coming days.

As part of this reorganization, a private capital firm will invest CDN$2.050 million in one of the Corporations subsidiaries by way of a convertible debenture. The net proceeds from that investment will be used to pay debts owed to the Corporation by this subsidiary and be ultimately transferred to MSV's Monitor in accordance with the Plan of Arrangement.

With this agreement, MSV will be able to fulfill its obligations under the Plan of Arrangement. Meston Resources should complete its obligations under its plan of arrangement before the end of the first quarter 2008.


                              --------------------


CAMPBELL RESOURCES INC. announces that its wholly owned subsidiary GeoNova Explorations Inc., ("GeoNova") has entered into an Agreement with Tawsho Mining Inc. ("Tawsho") for the sale of all of GeoNova's rights and interests in the Chevrier property.

The Chevrier property is located some 35 km south of Chibougamau, Quebec.

Terms of the sale are as follows:

     --   Tawsho shall pay GeoNova the sum of $1,500,000:

          o    $750,000 upon execution of the agreement, and

          o    $750,000 twelve months later;

     -- Default by Tawsho to make the second payment on due time will allow GeoNova to demand the resolution of the sale without reimbursement of the first payment or indemnity for work programs or other improvements to the Chevier property;

     -- Tawsho shall not encumber the Chervrier property until full payment has been received.



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Campbell is a mining company focusing mainly in the Chibougamau region of
Quebec, holding interests in gold and gold-copper exploration and mining properties.


Certain information contained in this release contains "Forward-Looking Statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and is subject to certain risks and uncertainties, including those "Risk Factors" set forth in the Campbell's current Annual Report on Form 20-F for the year ended December 31, 2006. Such factors include, but are not limited to: differences between estimated and actual mineral reserves and resources; changes to exploration, development and mining plans due to prudent reaction of management to ongoing exploration results, engineering and financial concerns; and fluctuations in the gold price which affect the profitability and mineral reserves and resources of Campbell. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Campbell undertakes no obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect unanticipated events or developments.


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FOR MORE INFORMATION:
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
CAMPBELL RESOURCES INC.                   Renmark Financial Communications Inc.
Andre Fortier,                            Henri Perron : hperron@renmarkfinancial.com
President and Chief Executive Officer     Julien Ouimet : jouimet@renmarkfinancial.com
Tel.: 514-875-9037                        Tel.: 514-939-3989
Fax: 514-875-9764                         Fax: 514-939-3717
e-mail: afortier@campbellresources.com    www.renmarkfinancial.com
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